Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, New York 10036

August 8, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Xethanol Corporation
Amendment No. 5 to Registration Statement on Form SB-2 Filed June 8, 2007 File No. 333-13 1836

Dear Mr. Schoeffler:

I am writing this letter on behalf of Xethanol in response to the Staff’s comment letter dated June 21, 2007 regarding Amendment No. 5 to the registration statement of Xethanol referenced above (“Amendment No. 5”). We respond in this letter to the issues raised in the comment letter. The numbered paragraphs below correspond to the numbered paragraphs of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

Consolidated Balance Sheets, page F-2

1.
It appears to us that there is an inconsistency in your presentation of property and equipment, net and property held for development at December 31, 2006 on page F-2 with amounts disclosed on pages F-14 and F-26. Please clarify or revise.

Response

In response to this comment and after discussions with Ms. Hooker, Staff Accountant, we are filing today a second amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 that reverses the reclassification of certain amounts on the balance sheet in the initial Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 that we filed in May 2007. That change is also reflected in the unaudited balance sheet dated March 31, 2007 included in Amendment No. 6 to Registration Statement on Form SB-2 we are filing today. As a result, we have eliminated the inconsistency cited by the Staff in comment 1.

Prior comment 2

2.
We note your response to prior comment 2. Please provide us excerpts from your supply agreement with Aventine related to the pricing of the products you ship. Please explain to us the specific factors that impact the determination of the final price.

Response

Item # 5 of the Ethanol Marketing Agreement with Aventine provides as follows:

5. Pricing and Commission

A. Sales Price. The per gallon sale price XETHANOL shall receive for the Ethanol sold to ARE under this Agreement shall be based on the Alliance Net Pool Price, as defined below, which shall be adjusted to reflect the Pooled Volume Adjustment and/or Pooled Volume True-up, as applicable. An illustrative example of the calculation of Alliance Net Pool Price is attached as Exhibit B hereto.

“Alliance Net Pool Price” shall mean, with respect to any month, (i) the weighted average gross price per gallon received by ARE for all fuel grade Ethanol that was (A) supplied by an alliance partner or produced by ARE and (B) sold during such month by ARE, minus (ii) all costs (on a per gallon basis) incurred by ARE in conjunction with the handling, movement and sale of such Ethanol, including but not limited to terminal lease charges, throughput charges, terminal shrinkage costs, freight charges, tariffs, costs of leasing railcars, trucks, river barges and ocean going vessels, government taxes and assessments, insurance, inspection fees, administrative costs, working capital carrying costs, bad debt expense, costs of purchasing and delivering replacement ethanol due to lost or interrupted Ethanol production and other costs, but excluding direct marketing costs incurred in marketing such Ethanol. ARE shall use commercially reasonable efforts to contain the costs described in clause (ii) above so as to maximize the Alliance Net Pool Price.

If ARE’s pooled volume of fuel grade Ethanol at the end of a month is higher than its pooled volume at the end of the immediately preceding month because pooled sales volumes were less than the aggregate volume supplied by the alliance partners or produced by ARE during such month, the Alliance Net Pool Price for such month shall be calculated as if the amount of such increase was included as gallons supplied by the Alliance partners and/or produced by ARE and sold by ARE during such month at a price per gallon equal to the estimated Alliance Net Pool Price for the immediately following month (as determined in good faith by ARE). The amount by which the Alliance Net Pool Price for any month is increased or decreased as a result of the foregoing sentence is the “Pooled Volume Adjustment” for such month.

In the event that the actual Alliance Net Pool Price for a month is different from the estimated Alliance Net Pool Price used in calculating the Pooled Volume Adjustment for the immediately preceding month, an adjustment to the Alliance Net Pool Price in the current month shall be made by an offset which is equal to the amount of such difference. Such adjustment is the “Pooled Volume True-Up.” Payment shall be made in accordance with paragraph C below. A Pooled Volume True-Up shall occur at the time of payment for the last delivery of Ethanol under this Agreement to reflect the actual Alliance Net Pool Price for the final month of the term of this Agreement.

B. Commission. For each gallon of Ethanol sold to ARE under this Agreement, ARE shall deduct from the Alliance Net Pool Price a commission equal to three quarters of one percent (0.75%) of the Alliance Net Pool Price.

C. Payment. For all quantities of Ethanol purchased by ARE from XETHANOL and shipped from the Plant during a one-week period beginning on Monday and ending on the following Sunday, ARE shall pay the estimated Alliance Net Pool Price referred to in Section 5.A. less commissions referred to in Section 5.B., to XETHANOL by ACH or wire no later than ten (10) business days following the end of said one-week period. If a calendar month’s end, the actual Alliance Net Pool Price exceeds the estimated Alliance Net Pool Price, ARE shall pay XETHANOL on or before the 15th business day of the following calendar month an amount equal to the product of (x) the difference between the actual and estimated Alliance Net Pool Price (in each case less commissions) and (y) the aggregate quantity of Ethanol purchased by ARE from XETHANOL and shipped from the Plant under this Agreement during the prior calendar month. If the actual Alliance Net Pool Price is less than the estimated Alliance Net Pool Price, XETHANOL shall pay ARE and ARE shall have the right to withhold and set off from future payments to XETHANOL, an amount equal to the product of (x) the difference between the actual and estimated Alliance Net Pool Price (in each case less commissions) and (y) the aggregate quantity of Ethanol purchased by ARE from XETHANOL and shipped from the Plant under this Agreement during such month.

D. Supporting Records. ARE shall keep a set of books and records in accordance with generally accepting accounting principals with respect to all sales of Ethanol hereunder and all costs and commissions associated therewith, and shall make such books and records reasonably available to XETHANOL’s independent outside accounting representatives (upon execution by such independent outside accounting representative of a mutually agreeable confidentiality agreement) at ARE’s office at any time by appointment during normal business hours upon at lease five (5) business days prior written notice; provided that XETHANOL shall be entitled to no more than one (1) such visit in any year and XETHANOL’s independent outside accounting representatives shall be permitted to disclose to XETHANOL only aggregate summary information of the results of its review, and not any contract or customer specific information. In addition, ARE shall provide XETHANOL by e-mail or fax with supporting documentation regarding the calculation of the estimated Alliance Net Pool with each weekly payment for Ethanol.

The final price reflects a true-up adjustment from an estimated price to the actual price for the particular month. Factors that can affect the accuracy of the estimate during the month include the costs of electricity and natural gas used to make the ethanol; the cost of the corn used to make the ethanol; and the weather, which affects the cost, quantity and quality of the corn used to make the ethanol.

Prior comment 3

3.	Please explain how H2Diesel’s initial implementation of EITF 00-19-2 is reflected in your financial statements.

Response

We recorded a loss on equity of H2Diesel in our financial statements for the first quarter of 2007 equal to our 34.2% equity share of H2Diesel’s liability recorded January 1, 2007 under H2Diesel’s registration rights agreement.

Prior comment 4

4.	Please explain how you valued and estimated the costs to manage their operations.

Response

In negotiating the terms of the management agreement with H2Diesel, particularly its value, we took into account the following factors, among others:

▪
We already had experience in managing a company involved in the business of finding, licensing, and seeking to commercialize technology, so we understood the infrastructure and personnel that would reasonably be required for H2Diesel itself to accomplish the same functions.

▪	The Management Services Agreement itself provides a detailed list of the various services we agreed to render, which included:

(a) coordination in procuring capital equipment and the financing thereof with respect to the Business;

(b) assist the Company in preparing annual capital and operating budgets on or before December 31 of each year;

(c) assist the Company in the coordination of advertising, promotional, public relations and other marketing of the services performed by the Business;

(d) advise the Company with respect to business and marketing strategy, business expansion, changes in product or service offerings, and capital expenditures and other budgetary matters.

(e) develop long-term strategic planning objectives;

(f) assist the Company in obtaining loans, leases and other financing for the benefit of the Company;

(g) financial management, including causing annual financial statements to be prepared for the Company by a local or regional certified public accounting firm selected by Manager, and preparation of cost reports and tax returns on a timely basis;

(h) assist the Company with bookkeeping, accounting, data processing and other computer based information services;

(i) materials management, including purchasing and stocking of office and medical supplies and, if and as necessary, pharmaceuticals, and maintenance of equipment and facilities;

(j) human resources management, including recruitment, hiring, training, supervising, monitoring, disciplining and terminating of personnel necessary for the Business;

(k) implementation and management of utilization, cost and quality management systems;

(n) reviewing and assistance in implementing, and supporting relevant policies, protocols and guidelines for the Business;

(o) arranging for and directing necessary legal services and the commencement or settlement of any legal action, dispute or claim; except with respect to any legal dispute between the Company and the Manager;

(r) assist the Company with the application for and maintenance of all licenses and regulatory approvals needed by the Company, including, without limitation, preparation and submission of all forms and applications, tax identification and provides numbers and oversight, advising and assisting the Company in achieving and maintaining regulatory compliance, communication with regulatory authorities, and overseeing all regulatory surveys/inspections.

▪	We also built in a reasonable profit margin to us for providing the administrative, management and consulting services to H2Diesel.

As we have previously noted, we in fact provided the required services from the inception of the management agreement to the date it was cancelled.

▪
In assessing the value of the management agreement, we took into account our obligation to provide of these services. We did not, however, create a contemporaneous spreadsheet or other detailed schedule of these costs. Instead, we negotiated the arrangement informally with the foregoing factors in mind, but without any formal analysis.

For any questions of a legal nature, please contact Charles D. Vaughn of the Atlanta office of Nelson Mullins Riley & Scarborough LLP. His direct dial number is (404) 817-6189, and we request that you send correspondence via facsimile to Mr. Vaughn at (404) 817-6085.

We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact the undersigned at (646) 723-4000 or Mr. Vaughn at (404) 817-6189.

Very truly yours, /s/ Gary Flicker Gary Flicker Chief Financial Officer

cc:	David R. Ames
Charles D. Vaughn